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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



MAIL PROCESSING
RECEIVED
APR 19 2004
WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8-48355

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 AND ENDING 12/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Corporate ~~CORPORTE~~ INVESTMENTS GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1131 West Argyle Street
(No. and Street)

CHICAGO	Illinois	60640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAY WOODS	312-362-4038
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CORPORTE INVESTMENTS GROUP, INC.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-48355 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 105,992	200			$ 105,992	750
2. Receivables from brokers or dealers:							
A. Clearance account		30,401	295				
B. Other		51,424	300		550	81,825	810
3. Receivables from non-customers		-	355	64293	600	64,293	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
Debt securities			419				
Options			420				
Other securities			424				
Spot commodities		-	430			0	850
5. Securities and/or other investments							
A. At cost $	130						
B. At estimated fair value			440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes market value of collateral:			470		640		890
A. Exempted securities $	170						
B. Other securities $	180						
8. Memberships in exchanges:							
A. Owned, at market $	190						
B. Owned ; at cost					650		
C. Contributed for use of the company, at market value					660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	19,040	680	19,040	920
11. Other assets			535	0	735	0	930
12. TOTAL ASSETS		187,817	540	83,333	740	271,150	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORPORATE INVESTMENTS GROUP, INC. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		-	1115	-	1305	0	1540
15. Payable to non-customers			1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		16313	1205		1385	16313	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of	980						
B. Securities borrowings, at market value: from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-a(d)) of	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 16,313	1230	$ -	1450	$ 16,313	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	0	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1	1792
C. Additional paid-in capital			37304	1793
D. Retained earnings			217532	1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			254,837	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 271,150	1810

The accompanying notes are an integral part of these financial statements